
December 12, 2013

Via E-mail
Robert Lawless
Chief Financial Officer
NexCore Healthcare Capital Corp
1621 18th Street, Suite 250
Denver, Colorado 80202

>   **Re: NexCore Healthcare Capital Corp**
>   **Form 10-K for the fiscal year ended December 31, 2012**
>   **Filed April 1, 2013**
>   **File No. 000-50764**

Dear Mr. Lawless:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 1. Business, page 3

1.   In future Exchange Act periodic reports, please enhance your disclosure regarding the healthcare facilities that you manage. By way of example only, please discuss any material terms of the management agreements that you have in place including fee arrangements, revenue escalation provisions, and any termination provisions, property type, any concentration of geographic location for these properties, and dependence on one or a few major clients. Refer to Item 101(h) of Regulation S-K.

2.   We note that you have several projects currently under development. In your future Exchange Act periodic reports, please disclose the costs incurred to date and budgeted costs for each material development.

Revenue, page 27

3.   In future Exchange Act periodic reports, please include a discussion of how your leasing commissions and tenant consulting fees and your property and asset management fees are calculated. For example only, please explain whether such commissions and/or fees are based on a percentage of the revenues from the executed leases. To the extent such fees are based on leasing revenues, please include a discussion of the average term of your leases, the impact that changes in occupancy and changes in leasing rates has had on your commissions and/or fees during the reporting period and identify the relationship of the leasing rates on expiring leases to the rates on new leases.

Operating Expenses, page 28

4.   In future Exchange Act periodic reports, please provide more information regarding the increase in your direct cost of revenue and discuss the relationship, if any, to the changes in your revenue line items.

Biographical Information, page 32

5.   In future Exchange Act periodic reports, please include a discussion of the prior business experience of each of your directors and executive officers for the past five years. Please refer to Item 401(e)(1) of Regulation S-K. For example only, we were unable to locate a discussion of the principal occupations or employment of Mr. Lawless from August 2009 to August 2011.

Board Committee Assignments, page 34

6.   In future Exchange Act periodic reports, please include the disclosure required by Item 407(d)(5) of Regulation S-K or advise.

Item 11. Executive Compensation, page 35

7.   We were unable to locate the disclosure required by Item 402(p) of Regulation S-K. In future Exchange Act periodic reports, please include such disclosure and include sample language in your response letter, or advise us why you believe this disclosure is not required.

Summary Compensation Table, page 35

8.   In future Exchange Act periodic reports, please expand the narrative disclosure to your summary compensation table. In particular, please discuss any material factors relating to how the annual salaries, bonuses and stock awards were determined for Messrs. Venn, Kloepfer and Gross. Refer to Item 402(o) of Regulation S-K.

Table of Beneficial Ownership, page 38

9.   In future Exchange Act periodic reports, please identify the natural persons that have voting and dispositive power of the shares owned by BOCO Investments, LLC and GDBA Investments LLLP in the footnotes to the beneficial ownership table.

Item 13. Certain Relationships and Related Transactions, and Director . . . , page 40

10.   We were unable to locate the disclosure required by Item 407(a) of Regulation S-K. In future Exchange Act periodic reports, please include this disclosure or otherwise advise.

11.   Please confirm that any compensation paid to your named executive officers and directors pursuant to interests in Equity Participation LLC will be disclosed in your future Exchange Act reports. Refer to Items 402 and 404 of Regulation S-K.

12.   In future Exchange Act periodic reports, please include the disclosure required by Item 404(d) of Regulation S-K for each of the related party transactions you identify and discuss. For example only, in the "Revenue, Direct Costs of Revenue and Accounts Receivable" section on page 40, we were unable to locate the name of the related persons involved in these transactions and their relationships with the company, the related persons' interest in the transactions, the approximate dollar amount involved in the transactions and the approximate dollar amount of the related persons' interest in the transactions.

(d) Signatures, page 43

13.   In future Exchange Act periodic reports, as appropriate, please identify that your principal executive officer or officers, your principal financial officer or officers and your controller or principal accounting officer have signed the report. Please refer to General Instruction D to Form 10-K.

Exhibit Index, page E-1

14.   In your next Exchange Act report, please file as exhibits, as appropriate, any agreements or arrangements that relate to the reorganization described on page 7 as required by Item 601(b)(2) of Regulation S-K and the voting trust agreement discussed on page 11 as required by Item 601(b)(9) of Regulation S-K or advise.

Form 10-Q for the quarterly period ended March 31, 2013

15.   Please amend your 10-Q to include as an exhibit the compensation arrangement through Equity Participation LLC. Refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3404 with any questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Jena Sellers (Via E-mail)
Jeff Haughey (Via E-mail)
Rebecca Taylor (Via E-mail)